Transamerica Asset Management, Inc. 1801 California Street, Suite 5200
Denver, Colorado 80202

March 21, 2019

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)
(File No. 333-230327)

Dear Mr. Cowan:

On behalf of the Registrant, please accept this letter as an amendment to the Registrant’s Registration Statement on Form N-14 (File No. 333-230327) (SEC Accession No. 0001193125-19-076665) filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2019 to include the delaying amendment language required by Rule 473 of the Securities Act of 1933, as amended, as follows:

“The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

The Registrant requests that the Commission staff contact the undersigned at (727) 299-1821 with any related questions or comments.

Very truly yours,
Dennis P. Gallagher
Dennis P. Gallagher
Assistant Secretary
Transamerica Funds